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[Company Letterhead]





                                 March 11, 1998


Ms. Karen Garnett
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549


          Re:  Omega Health Systems, Inc.
               Request to Withdraw Registration Statement on Form S-1 Commission File No. 333-38885

Dear Ms. Garnett:

          Pursuant to Rule 477 of the Rules and Regulations Under the Securities Act of 1933, Omega Health Systems, Inc. (the "Company") hereby requests a withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"). The basis for this request is market conditions and availability of financing under the Company's credit facility. If you have any questions, please do not hesitate to contact Mr. Bob Walker, our counsel (telephone 901-577-2219). Thank you.


                                                Sincerely,


                                                Ronald Edmonds
                                                Chief Financial Officer


cc:  Ms. Shelley Parratt
     Mr. Robert Walker, Esq.